EXHIBIT 99.1

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Frankfort First Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Frankfort First Bancorp, Inc. as of June 30, 2004 and 2003, and the related consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2004. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frankfort First Bancorp, Inc. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/GRANT THORNTON LLP

Cincinnati, Ohio
August 18, 2004

FRANKFORT FIRST BANCORP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2004 and 2003
(In thousands, except share data)

	2004	2003
ASSETS
Cash and due from banks	$1,122	$478
Interest-bearing deposits in other financial institutions	—	1,550

Cash and cash equivalents	1,122	2,028
Certificates of deposit in other financial institutions	2,100	3,100
Mortgage-backed securities available for sale - at market	2,758	3,997
Loans receivable - net	125,262	124,596
Real estate acquired through foreclosure - net	—	29
Office premises and equipment - at depreciated cost	1,496	1,364
Federal Home Loan Bank stock - at cost	2,941	2,827
Accrued interest receivable on loans	303	293
Accrued interest receivable on investments and interest-bearing deposits	11	15
Bank-owned life insurance	2,016	—
Prepaid expenses and other assets	109	87

Total assets	$138,118	$138,336

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$75,025	$75,622
Advances from the Federal Home Loan Bank	43,718	43,017
Advances by borrowers for taxes and insurance	307	324
Accrued interest payable	19	29
Accrued federal income taxes	294	261
Deferred federal income taxes	243	265
Other liabilities	998	820

Total liabilities	120,604	120,338
Commitments	—	—
Shareholders’ equity
Preferred stock, 500,000 shares authorized, $.01 par value; no shares issued	—	—
Common stock, 3,750,000 shares authorized, $.01 par value; 1,672,443 shares issued	17	17
Additional paid-in capital	5,918	5,879
Retained earnings - restricted	18,068	18,525
Less 405,830 and 418,335 shares of treasury stock at June 30, 2004 and 2003, respectively - at cost	(6,350)	(6,331)
Less shares acquired for stock benefit plan	(87)	(98)
Other comprehensive income, unrealized gains (losses) on securities designated as available for sale - net of related tax effects	(52)	6

Total shareholders’ equity	17,514	17,998

Total liabilities and shareholders’ equity	$138,118	$138,336

The accompanying notes are an integral part of these statements.

FRANKFORT FIRST BANCORP, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended June 30, 2004, 2003 and 2002
(In thousands, except share data)

	2004	2003	2002
Interest income
Loans	$7,417	$8,398	$9,701
Investment securities	154	59	55
Interest-bearing deposits and other	122	195	235

Total interest income	7,693	8,652	9,991
Interest expense
Deposits	1,849	2,346	3,370
Borrowings	2,586	2,674	2,802

Total interest expense	4,435	5,020	6,172

Net interest income	3,258	3,632	3,819
Provision for losses on loans	—	—	1

Net interest income after provision for losses on loans	3,258	3,632	3,818
Other operating income	69	71	62
General, administrative and other expense
Employee compensation and benefits	1,157	973	1,152
Occupancy and equipment	171	175	173
Franchise and other taxes	102	108	94
Data processing	124	122	125
Other operating	339	332	324

Total general, administrative and other expense	1,893	1,710	1,868

Earnings before income taxes	1,434	1,993	2,012
Federal income taxes
Current	462	633	561
Deferred	19	45	124

Total federal income taxes	481	678	685

NET EARNINGS	$953	$1,315	$1,327

EARNINGS PER SHARE
Basic	$0.76	$1.05	$1.07

Diluted	$0.72	$1.02	$1.04

The accompanying notes are an integral part of these statements.

FRANKFORT FIRST BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended June 30, 2004, 2003 and 2002
(In thousands)

	2004	2003	2002
Net earnings	$953	$1,315	$1,327
Other comprehensive income, net of tax:
Unrealized holding gain (losses) on securities during the year, net of taxes (benefits) of $(30) and $3 in 2004 and 2003, respectively	(58)	6	—

Comprehensive income	$895	$1,321	$1,327

Accumulated comprehensive income (loss)	$(52)	$6	$—

The accompanying notes are an integral part of these statements.

FRANKFORT FIRST BANCORP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended June 30, 2004, 2003 and 2002
(In thousands, except share data)

						Unrealized
				Shares		gains (losses)
				acquired		on securities
		Additional		by stock		designated
	Common	paid-in	Retained	benefit	Treasury	as available
	stock	capital	earnings	plan	stock	for sale	Total
Balance at July 1, 2001	$17	$5,876	$18,675	$—	$(6,434)	$—	$18,134
Net earnings for the year	—	—	1,327	—	—	—	1,327
Cash dividends of $1.12 per common share	—	—	(1,396)	—	—	—	(1,396)

Balance at June 30, 2002	17	5,876	18,606	—	(6,434)	—	18,065
Net earnings for the year	—	—	1,315	—	—	—	1,315
Unrealized gains on securities designated as available for sale, net of related tax effects	—	—	—	—	—	6	6
Cash dividends of $1.12 per common share	—	—	(1,396)	—	—	—	(1,396)
Treasury shares transferred to stock benefit plan	—	—	—	(103)	103	—	—
Amortization expense of stock benefit plan	—	3	—	5	—	—	8

Balance at June 30, 2003	17	5,879	18,525	(98)	(6,331)	6	17,998
Net earnings for the year	—	—	953	—	—	—	953
Unrealized losses on securities designated as available for sale, net of related tax benefits	—	—	—	—	—	(58)	(58)
Cash dividends of $1.12 per common share	—	—	(1,410)	—	—	—	(1,410)
Purchase of treasury shares	—	—	—	—	(464)	—	(464)
Treasury shares issued on option exercise	—	32	—	—	445	—	477
Amortization expense of stock benefit plan	—	7	—	11	—	—	18

Balance at June 30, 2004	$17	$5,918	$18,068	$(87)	$(6,350)	$(52)	$17,514

The accompanying notes are an integral part of these statements.

FRANKFORT FIRST BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2004, 2003 and 2002
(In thousands)

	2004	2003	2002
Cash flows from operating activities:
Net earnings for the year	$953	$1,315	$1,327
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Amortization of discounts and premiums on loans, investments and mortgage-backed securities - net	21	1	(5)
Amortization of deferred loan origination fees	(31)	(140)	(59)
Depreciation and amortization	82	79	79
Provision for losses on loans	—	—	1
Gain on sale of real estate acquired through foreclosure	—	(19)	—
Federal Home Loan Bank stock dividends	(114)	(119)	(142)
Amortization expense of stock benefit plan	18	8	—
Increase (decrease) in cash due to changes in:
Accrued interest receivable	(6)	81	86
Prepaid expenses and other assets	(16)	(2)	(6)
Accrued interest payable	(10)	(26)	1
Other liabilities	178	(581)	101
Federal income taxes Current	38	248	81
Deferred	(17)	45	124

Net cash provided by operating activities	1,096	890	1,588
Cash flows provided by (used in) investing activities:
Purchase of certificates of deposit in other financial institutions	(100)	(3,000)	—
Purchase of mortgage-backed securities designated as available for sale	—	(4,060)	—
Principal repayments on mortgage-backed securities	1,128	71	—
Proceeds from maturity of investment securities designated as held to maturity	1,100	—	2,000
Loan principal repayments	29,980	35,737	30,844
Loan disbursements	(30,586)	(28,722)	(25,842)
Proceeds from sale of real estate acquired through foreclosure	—	10	—
Purchase of office premises and equipment	(214)	(71)	(30)
Purchase of bank-owned life insurance	(2,000)	—	—

Net cash provided by (used in) investing activities	(692)	(35)	6,972
Cash flows provided by (used in) financing activities:
Net increase (decrease) in deposit accounts	(597)	(274)	(6,933)
Proceeds from Federal Home Loan Bank advances	11,000	—	—
Repayment of Federal Home Loan Bank advances	(10,299)	(1,965)	(2,146)
Advances by borrowers for taxes and insurance	(17)	(5)	(15)
Dividends paid on common stock	(1,410)	(1,395)	(1,371)
Exercise of stock options - net	13	—	—

Net cash used in financing activities	(1,310)	(3,639)	(10,465)

Decrease in cash and cash equivalents	(906)	(2,784)	(1,905)
Cash and cash equivalents at beginning of year	2,028	4,812	6,717

Cash and cash equivalents at end of year	$1,122	$2,028	$4,812

FRANKFORT FIRST BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the years ended June 30, 2004, 2003 and 2002
(In thousands)

	2004	2003	2002
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Federal income taxes	$440	$390	$480

Interest on deposits and borrowings	$4,445	$5,046	$6,171

Supplemental disclosure of noncash investing activities:
Transfers from loans to real estate acquired through foreclosure	$—	$29	$311

Origination of loans upon sale of real estate acquired through foreclosure	$40	$320	$—

Unrealized gains (losses) on securities designated as available for sale, net of related tax effects	$(58)	$6	$—

Supplemental disclosure of noncash financing activities:
Dividends declared but unpaid	$353	$350	$349

The accompanying notes are an integral part of these statements.

FRANKFORT FIRST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004, 2003 and 2002

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Frankfort First Bancorp, Inc. (the “Corporation”) is a savings and loan holding company whose activities are primarily limited to holding the stock of First Federal Savings Bank of Frankfort (the “Bank”). The Bank conducts a general banking business in central Kentucky which primarily consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank’s profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management’s control.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America (“U. S. GAAP”) and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U. S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Corporation’s significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and the Bank and the Bank’s subsidiary, Main Street Financial Services, Inc. Main Street Financial Services, Inc. was established during fiscal 2002 to provide investment services to the Bank’s customers. All significant intercompany balances and transactions have been eliminated. During fiscal 2004 Main Street Financial Services, Inc., operations were merged into those of the Bank in a manner similar to a pooling-of-interests.

2. Mortgage-backed Securities

The Corporation accounts for mortgage-backed securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are to be carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders’ equity, respectively.

Realized gains and losses on sales of securities are recognized using the specific identification method.

FRANKFORT FIRST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2004, 2003 and 2002

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3. Loans Receivable

Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. An allowance may be established for interest on loans that are contractually past due based on management’s periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

4. Loan Origination Fees

The Bank accounts for loan origination fees in accordance with SFAS No. 91 “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases.” Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Bank’s experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

5. Allowance for Loan Losses

It is the Bank’s policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Bank records a loan charge-off equal to the difference between the fair value of the property securing the loan and the loan’s carrying value. Lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Bank accounts for impaired loans in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan’s effective interest rate or, as an alternative, at the loan’s observable market price or fair value of the collateral. The Bank’s current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

FRANKFORT FIRST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2004, 2003 and 2002

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

5. Allowance for Loan Losses (continued)

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Bank’s investment in multi-family and nonresidential loans, and its evaluation of impairment thereof, such loans are collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

At June 30, 2004 and 2003, the Bank had no loans that would be defined as impaired under SFAS No. 114.

6. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be forty years for buildings, ten to forty years for building improvements, and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

7. Federal Income Taxes

The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Corporation’s activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management’s estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management’s estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

FRANKFORT FIRST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2004, 2003 and 2002

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

7. Federal Income Taxes (continued)

The Corporation’s principal temporary differences between pretax financial income and taxable income result from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, the general loan loss allowance, deferred compensation, and the recapture of percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

8. Retirement and Employee Benefit Plans

The Corporation maintains a deferred unfunded compensation plan liability for the benefit of management and the directors. While no expense was recognized by the Corporation for the fiscal year ended June 30, 2004, the Corporation recognized expense under this plan for the fiscal years ended June 30, 2003 and 2002 of $12,000 and $178,000, respectively.

The Bank also has a multiple employer defined benefit pension plan. All employees over 21 years of age enter this plan at the first entrance date after completing one year of service. The Corporation recognized expense of $79,000 and $20,000 under this plan for the fiscal years ended June 30, 2004 and 2003, respectively. Due to the overfunded status of the plan at the time, the Bank recorded no expense for this plan during the fiscal year ended June 30, 2002.

During fiscal 2003, the Corporation adopted a stock-based compensation plan for the benefit of certain members of management, which provides for awards of up to 8,000 shares. Awards vest over a five year period beginning with the date of the award. The Corporation awarded 4,000 shares under this plan during fiscal 2003 and recognized expense of $18,000 and $9,000 for the fiscal years ended June 30, 2004 and 2003, respectively.

9. Earnings Per Share

Basic earnings per share is computed based upon the weighted-average shares outstanding during the year. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common             shares to be issued under the Corporation’s stock option plan. The computations were as follows:

	2004	2003	2002
Weighted-average common shares outstanding (basic)	1,261,273	1,248,219	1,246,108
Dilutive effect of assumed exercise of stock options	53,791	41,658	34,976

Weighted-average common shares outstanding (diluted)	1,315,064	1,289,877	1,281,084

FRANKFORT FIRST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2004, 2003 and 2002

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

10. Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires disclosure of the fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2004 and 2003:

Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Certificates of deposit in other financial institutions: The carrying amounts presented in the consolidated statements of financial condition for certificates of deposit in other financial institutions are deemed to approximate fair value.

Investment securities: For investment securities, fair value is deemed to equal the quoted market price.

Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits: The fair value of NOW accounts, passbook accounts, money market deposits and advances by borrowers for taxes and insurance are deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

FRANKFORT FIRST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2004, 2003 and 2002

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

10. Fair Value of Financial Instruments (continued)

Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 2004 and 2003, was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation’s financial instruments at June 30 are as follows:

	2004		2003
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	(In thousands)
Financial assets
Cash and cash equivalents	$1,122	$1,122	$2,028	$2,028
Certificates of deposit in other financial institutions	2,100	2,100	3,100	3,100
Mortgage-backed securities	2,758	2,758	3,997	3,997
Loans receivable	125,262	128,918	124,596	128,270
Stock in Federal Home Loan Bank	2,941	2,941	2,827	2,827

	$134,183	$137,839	$136,548	$140,222

Financial liabilities
Deposits	$75,025	$76,969	$75,622	$77,009
Advances from the Federal Home Loan Bank	43,718	43,104	43,017	43,443
Advances by borrowers for taxes and insurance	307	307	324	324

	$119,050	$120,380	$118,963	$120,776

11. Stock Option Plan

The Board of Directors adopted the Frankfort First Bancorp, Inc. 1995 Stock Option and Incentive Plan (the “Plan”) that provided for the issuance of 261,085 shares of authorized, but unissued shares of common stock at fair value at the date of grant. The Corporation had initially granted options to purchase shares at the fair value of $13.80 per share. As of June 30, 2004, 34,629 of the stock options granted had been exercised.

FRANKFORT FIRST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2004, 2003 and 2002

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

11. Stock Option Plan (continued)

The Corporation accounts for the Plan in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized with respect to the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date in a manner consistent with the accounting method utilized in SFAS No. 123, then the Corporation’s consolidated net earnings and earnings per share for the fiscal years ended June 30, 2004, 2003 and 2002, would have been reported as the pro forma amounts indicated below:

		2004	2003	2002
Net earnings (In thousands)	As reported	$953	$1,315	$1,327

	Pro-forma	$953	$1,315	$1,327

Earnings per share
Basic	As reported	$0.76	$1.05	$1.07

	Pro-forma	$0.76	$1.05	$1.07

Diluted	As reported	$0.72	$1.02	$1.04

	Pro-forma	$0.72	$1.02	$1.04

FRANKFORT FIRST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2004, 2003 and 2002

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

11. Stock Option Plan (continued)

A summary of the status of the Corporation’s stock option plan as of and for the fiscal years ended June 30, 2004, 2003 and 2002, and changes during the periods ending on those dates is presented below:

	2004		2003		2002
		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price
Outstanding at beginning of year	181,859	$13.83	181,859	$13.83	239,495	$13.82
Granted	—	—	—	—	—	—
Exercised	(34,629)	13.80	—	—	—	—
Forfeited	—	—	—	—	(57,636)	13.80

Outstanding at end of year	147,230	$13.83	181,859	$13.83	181,859	$13.83

Options exercisable at year-end	147,230	$13.83	181,859	$13.83	181,859	$13.83

The following information applies to options outstanding at June 30, 2004:

Number outstanding	147,230
Range of exercise prices	$13.80-$14.91
Weighted-average exercise price	$13.83
Weighted-average remaining contractual life	1.5 years

12. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of less than ninety days.

13. Advertising

Advertising costs are expensed when incurred. The Corporation’s advertising expense totaled $43,000, $35,000 and $45,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

14. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2004 consolidated financial statement presentation.

FRANKFORT FIRST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2004, 2003 and 2002

NOTE B — MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 2004 and 2003 are summarized as follows:

	2004
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
	(In thousands)
Available for sale:
Government National Mortgage
Association participation certificates	$1,606	$—	$50	$1,556
Federal National Mortgage Association participation certificates	1,232	—	30	1,202

Total mortgage-backed securities available for sale	$2,838	$—	$80	$2,758

	2003
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
	(In thousands)
Available for sale:
Government National Mortgage
Association participation certificates	$2,024	$6	$1	$2,029
Federal National Mortgage Association participation certificates	1,964	4	—	1,968

Total mortgage-backed securities available for sale	$3,988	$10	$1	$3,997

     The table below indicates the length of time individual securities have been in a continuous unrealized loss position at June 30, 2004:

	Less than 12 months			12 months or longer			Total
Description of	Number of	Fair	Unrealized	Number of	Fair	Unrealized	Number of	Fair	Unrealized
securities	investments	value	losses	investments	value	losses	investments	value	losses
(Dollars in thousands)
Mortgage-backed securities	3	$1,744	$55	1	$1,014	$25	4	$2,758	$80

FRANKFORT FIRST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2004, 2003 and 2002

NOTE B — MORTGAGE-BACKED SECURITIES (continued)

The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below at June 30, 2004. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

(In thousands)
Due within one year	$57
Due after one year through five years	277
Due after five years	2,504

$2,838

NOTE C — LOANS RECEIVABLE

The composition of the loan portfolio at June 30 is as follows:

	2004	2003
	(In thousands)
Residential real estate
One-to-four family	$112,361	$113,297
Multi-family	63	68
Construction	293	1,617
Nonresidential real estate and land	6,397	4,820
Consumer and other	6,393	5,877

	125,507	125,679
Less:
Undisbursed portion of loans in process	(112)	(916)
Deferred loan origination fees	(51)	(85)
Allowance for loan losses	(82)	(82)

	$125,262	$124,596

The Bank’s lending efforts have historically focused on one-to-four family and multi-family residential real estate loans, which comprise approximately $112.3 million, or 90%, of the total loan portfolio at June 30, 2004, and $112.4 million, or 92%, of the total loan portfolio at June 30, 2003. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of central Kentucky, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Bank’s primary lending area are presently stable.

In the normal course of business, the Bank has made loans to some of its directors, officers and employees. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of loans outstanding to directors and officers totaled approximately $786,000 and $681,000 at June 30, 2004 and 2003, respectively.

FRANKFORT FIRST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2004, 2003 and 2002

NOTE D — ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

	2004	2003	2002
	(In thousands)
Balance at beginning of year	$82	$82	$101
Provision for losses on loans	—	—	1
Charge-offs	—	—	(20)

Balance at end of year	$82	$82	$82

As of June 30, 2004, the Bank’s allowance for loan losses was solely general in nature, and is includible as a component of regulatory risk-based capital.

Nonperforming loans totaled approximately $372,000, $251,000 and $568,000 at June 30, 2004, 2003 and 2002, respectively. The Bank did not incur any reduction in interest income related to such nonperforming loans during the respective years.

NOTE E — OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at June 30 are comprised of the following:

	2004	2003
	(In thousands)
Land and improvements	$187	$187
Office buildings and improvements	1,825	1,822
Furniture, fixtures and equipment	657	850

	2,669	2,859
Less accumulated depreciation and amortization	1,173	1,495

	$1,496	$1,364

FRANKFORT FIRST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2004, 2003 and 2002

NOTE F — DEPOSITS

Deposits consist of the following major classifications at June 30:

Deposit type and weighted-
average interest rate	2004	2003
	(In thousands)
NOW accounts
2004 - 1.29%	$8,002
2003 - 1.51%		$6,380
Passbook
2004 - 1.01%	10,255
2003 - 1.29%		10,839
Money market deposit accounts
2004 - 1.45%	3,634
2003 - 1.87%		3,781

Total demand, transaction and passbook deposits	21,891	21,000

Certificates of deposit Original maturities of:
Less than 12 months
2004 - 1.13%	5,285
2003 - 1.47%		6,315
12 months to 24 months
2004 - 2.28%	29,982
2003 - 2.80%		28,747
30 months to 36 months
2004 - 3.90%	15,012
2003 - 4.54%		16,991
More than 36 months
2004 - 4.29%	2,855
2003 - 4.78%		2,569

Total certificates of deposit	53,134	54,622

Total deposit accounts	$75,025	$75,622

At June 30, 2004 and 2003, the Bank had certificate of deposit accounts with balances in excess of $100,000 totaling approximately $8.7 million and $7.8 million, respectively.

FRANKFORT FIRST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2004, 2003 and 2002

NOTE F — DEPOSITS (continued)

     Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

	2004	2003
	(In thousands)
Less than one year	$32,107	$33,363
One to three years	18,894	19,456
Over three years	2,133	1,803

	$53,134	$54,622

NOTE G — ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at June 30, 2004 by pledges of certain residential mortgage loans totaling $54.6 million, and the Bank’s investment in Federal Home Loan Bank stock, are summarized as follows:

	Maturing
	year ending
Interest rate	June 30,	2004	2003
		(Dollars in thousands)
6.45% - 6.95%	2004	$—	$24
1.65%	2005	2,300	—
6.40% - 6.75%	2007	419	627
5.80% - 6.35%	2008	1,099	1,673
4.94% - 7.35%	2009	9,376	9,873
5.96% - 6.86%	2010	21,000	21,000
5.80% - 6.22%	2011	8,000	8,000
6.90%	2012	318	349
5.75%	2013	177	240
6.15% - 6.95%	2016	664	701
6.30% - 6.35%	2017	159	208
6.20%	2018	206	271
7.35%	2019	—	51

		$43,718	$43,017

Weighted-average interest rate		5.83%	6.08%

FRANKFORT FIRST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2004, 2003 and 2002

NOTE H — OTHER BORROWED MONEY

The Corporation has a line of credit arrangement with another financial institution which provides for interest at prime plus .25% and matures in May 2005. At June 30, 2004, there was no outstanding balance on the line of credit.

NOTE I — FEDERAL INCOME TAXES

Federal income taxes do not differ materially from the amounts computed at the statutory corporate tax rate for each of the fiscal years ended June 30, 2004, 2003 and 2002.

The composition of the Corporation’s net deferred tax liability at June 30 is as follows:

	2004	2003
	(In thousands)
Taxes (payable) refundable on temporary differences at estimated corporate tax rate:
Deferred tax assets:
General loan loss allowance	$28	$28
Deferred loan origination fees	17	29
Deferred compensation	55	20
Unrealized losses on securities designated as available for sale	27	—

Total deferred tax assets	127	77
Deferred tax liabilities:
Percentage of earnings bad debt deductions	—	(10)
Federal Home Loan Bank stock dividends	(353)	(314)
Book/tax depreciation	(17)	(15)
Unrealized gains on securities designated as available for sale	—	(3)

Total deferred tax liabilities	(370)	(342)

Net deferred tax liability	$(243)	$(265)

Prior to 1997, the Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2004 include approximately $5.4 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $1.8 million at June 30, 2004.

The Bank is required to recapture as taxable income approximately $140,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Bank provided deferred taxes for this amount and amortized the recapture of the bad debt reserve into taxable income over a six year period beginning in fiscal 1998.

FRANKFORT FIRST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2004, 2003 and 2002

NOTE J — LOAN COMMITMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank’s involvement in such financial instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At June 30, 2004, the Bank had outstanding commitments of approximately $2.3 million to originate loans. Additionally, the Bank was obligated under unused lines of credit for home equity loans and other totaling $8.3 million. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2004, and will be funded from normal cash flow from operations.

NOTE K — REGULATORY CAPITAL

The Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the “OTS”). Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders’ equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

FRANKFORT FIRST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2004, 2003 and 2002

NOTE K — REGULATORY CAPITAL (continued)

During fiscal 2004, the Bank was notified by the OTS that it was categorized as “well-capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized” the Bank must maintain minimum capital ratios as set forth in the following tables.

As of June 30, 2004 and 2003, management believes that the Bank met all capital adequacy requirements to which it was subject.

	As of June 30, 2004
					To be “well-
					capitalized” under
			For capital		prompt corrective
	Actual		adequacy purposes		action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)
Tangible capital	$16,366	11.9%	≥$2,072	≥1.5%	≥$6,906	≥ 5.0%
Core capital	$16,366	11.9%	≥$5,525	≥4.0%	≥$8,287	≥ 6.0%
Risk-based capital	$16,488	23.0%	≥$5,713	≥8.0%	≥$7,141	≥10.0%

	As of June 30, 2003
					To be “well-
					capitalized” under
			For capital		prompt corrective
	Actual		adequacy purposes		action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)
Tangible capital	$17,975	13.0%	≥$2,076	≥1.5%	≥$6,919	≥ 5.0%
Core capital	$17,975	13.0%	≥$5,535	≥4.0%	≥$8,302	≥ 6.0%
Risk-based capital	$18,057	26.4%	≥$5,474	≥8.0%	≥$6,842	≥10.0%

The Bank’s management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the Bank’s market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

FRANKFORT FIRST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2004, 2003 and 2002

NOTE L — CONDENSED FINANCIAL STATEMENTS OF FRANKFORT FIRST BANCORP, INC.

The following condensed financial statements summarize the financial position of Frankfort First Bancorp, Inc. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the fiscal years ended June 30, 2004, 2003 and 2002.

FRANKFORT FIRST BANCORP, INC.
STATEMENTS OF FINANCIAL CONDITION

June 30, 2004 and 2003
(In thousands)

	2004	2003
ASSETS
Interest-bearing deposits in First Federal Savings Bank of Frankfort	$1,711	$764
Investment in First Federal Savings Bank of Frankfort	16,314	17,983
Prepaid expenses and other assets	144	30

Total assets	$18,169	$18,777

LIABILITIES AND SHAREHOLDERS’ EQUITY
Dividends payable	$353	$350
Deferred compensation	259	350
Other liabilities	43	79

	655	779
Shareholders’ equity
Common stock	17	17
Additional paid-in capital	5,918	5,879
Retained earnings	18,068	18,525
Treasury stock - at cost	(6,350)	(6,331)
Shares acquired for stock benefit plan	(87)	(98)
Unrealized gains (losses) on securities designated as available for sale - net	(52)	6

Total shareholders’ equity	17,514	17,998

Total liabilities and shareholders’ equity	$18,169	$18,777

FRANKFORT FIRST BANCORP, INC.
STATEMENTS OF EARNINGS

Years ended June 30, 2004, 2003 and 2002
(In thousands)

	2004	2003	2002
Revenue
Interest income	$53	$45	$76
Equity in earnings of First Federal Savings Bank of Frankfort	1,029	1,389	1,469

Total revenue	1,082	1,434	1,545
General and administrative expenses	168	158	291

Earnings before income tax credits	914	1,276	1,254
Federal income tax credits	(39)	(39)	(73)

NET EARNINGS	$953	$1,315	$1,327

FRANKFORT FIRST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2004, 2003 and 2002

NOTE L — CONDENSED FINANCIAL STATEMENTS OF FRANKFORT FIRST BANCORP, INC. (continued)

FRANKFORT FIRST BANCORP, INC.
STATEMENTS OF CASH FLOWS

Years ended June 30, 2004, 2003 and 2002
(In thousands)

	2004	2003	2002
Cash flows from operating activities:
Net earnings for the year	$953	$1,315	$1,327
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
(Undistributed earnings of) excess distributions from consolidated subsidiary	1,611	(1,389)	1,701
Amortization expense of stock benefit plan	18	8	—
Increase (decrease) in cash due to changes in:
Prepaid expenses and other assets	(112)	104	192
Other liabilities	(127)	(501)	(33)

Net cash provided by (used in) operating activities	2,343	(463)	3,187
Cash flows provided by (used in) financing activities:
Dividends paid on common stock	(1,407)	(1,395)	(1,371)
Exercise of stock options	14	—	—

Net cash used in financing activities	(1,393)	(1,395)	(1,371)

Net increase (decrease) in cash and cash equivalents	947	(1,858)	1,816
Cash and cash equivalents at beginning of year	764	2,622	806

Cash and cash equivalents at end of year	$1,711	$764	$2,622

The Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Bank to the Corporation. Generally, the Bank’s payment of dividends is limited, without prior OTS approval, to net income for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation.

NOTE M – PENDING BUSINESS COMBINATION

On July 15, 2004, the Corporation entered into an agreement of merger with First Federal Savings and Loan of Hazard (“First Federal of Hazard”). Pursuant to the agreement, the Corporation’s shareholders will receive total consideration of $23.50 per share. The form of consideration (cash or stock) is at the election of the individual shareholder, subject to certain allocation and proration procedures in the merger agreement.

The merger will be accomplished by the reorganization of First Federal of Hazard into the mutual holding company form of ownership, the offering of a newly formed mid-tier holding company’s shares to depositors and others, together with the issuance of shares to the Corporation’s shareholders as part of the merger consideration. The merger agreement is subject to regulatory and shareholder approval and is expected to close in the first calendar quarter of 2005.